SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

----------

CHEMTURA CORPORATION
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

163893100
(CUSIP Number)

Leif B. King
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
            Palo Alto, California  94301
(Name, address and telephone number of person authorized
to receive notices and communications)

                 November 10, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. 9

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

		PAGE 2 of 10 PAGES

1		NAME OF REPORTING PERSON	Strategic Value Partners, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%

14		TYPE OF REPORTING PERSON:	OO

		PAGE 3 of 10 PAGES

1		NAME OF REPORTING PERSON	SVP Special Situations LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%

14		TYPE OF REPORTING PERSON:	OO

		PAGE 4 of 10 PAGES

1		NAME OF REPORTING PERSON	Strategic Value Master Fund, Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%

14		TYPE OF REPORTING PERSON:	OO

		PAGE 5 of 10 PAGES

1		NAME OF REPORTING PERSON	Midwood, LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%

14		TYPE OF REPORTING PERSON:	PN

		PAGE 6 of 10 PAGES

1		NAME OF REPORTING PERSON	Midwood Holdings, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%

14		TYPE OF REPORTING PERSON:	OO

		PAGE 7 of 10 PAGES

1		NAME OF REPORTING PERSON	Victor Khosla

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%

14		TYPE OF REPORTING PERSON:	IN

		PAGE 8 of 10 PAGES

1		NAME OF REPORTING PERSON	Strategic Value Special Situations Master Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [ ] (b) [X]

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%

14		TYPE OF REPORTING PERSON:	PN

This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on October 8, 2009.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) On November 10, 2010 (the "Effective Date"), the Issuer and certain direct and indirect subsidiaries of the Issuer (collectively, the "Debtors") consummated their reorganization under chapter 11 of title 11 of the United States Code and the joint plan of reorganization of the Debtors (the "Plan") became effective.  Pursuant to the Plan, on the Effective Date, among other things, all of the outstanding shares of Common Stock, including those beneficially owned by each of the persons identified in Item 2, were cancelled.

(c) On November 10, 2010, all of the outstanding shares of Common Stock, including those beneficially owned by each of the persons identified in Item 2, were cancelled pursuant to the Plan.

(d) Inapplicable.

(e) On November 10, 2010, all of the outstanding shares of Common Stock, including those beneficially owned by each of the persons identified in Item 2, were cancelled pursuant to the Plan.  As a result, on November 10, 2010, each of the persons identified in Item 2 ceased to be the beneficial owner of more than five percent of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 10, 2010

Strategic Value Partners, LLC	SVP Special Situations LLC
By: Midwood Holdings, LLC	By: Strategic Value Partners, LLC
By: Victor Khosla, Managing Member	By: Midwood Holdings, LLC
By: Victor Khosla, Managing Member

By: /s/ Victor Khosla	By: /s/ Victor Khosla
Name: Victor Khosla	Name: Victor Khosla

Strategic Value Master Fund, Ltd.	Strategic Value Special Situations Master Fund, L.P.
By: Victor Khosla, Director	By: SVP Special Situations LLC
By: Strategic Value Partners, LLC
By: Midwood Holdings, LLC
By: /s/ Victor Khosla	By: Victor Khosla, Managing Member
Name: Victor Khosla
By: /s/ Victor Khosla
Name: Victor Khosla
Midwood, LP
By: Midwood Holdings, LLC	Midwood Holdings, LLC
By: Victor Khosla, Managing Member	By: Victor Khosla, Managing Member

By: /s/ Victor Khosla
Name: Victor Khosla	By: /s/ Victor Khosla
Name: Victor Khosla

Victor Khosla

By: /s/ Victor Khosla
Name: Victor Khosla